FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For February 14, 2008

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to provide a further update for its shareholders regarding the activities of Niger Uranium Limited, of which NWT is the largest shareholder with a 38.5% ownership position.

As announced by Niger Uranium in a press release dated January 28, 2008, Phase 1 drilling and trenching has commenced at Irhazer and In Gall. Drilling is continuing and is scheduled to include 18 holes totaling 8,200 feet (2,500 meters) with completion scheduled for March 2008. To date, Niger Uranium has completed 1,150 feet (352 meters) of tri-cone drilling and radiometric probing is underway.

The drilling target is a large, open-pittable resource, where a number of surface grab samples and geological mapping indicate strike extensive stratiform mineralization that is exposed at the surface. Phase 2 drilling, currently expected to consist of 24,600 feet (7,500 meters), is scheduled to commence in April.

Niger Uranium also reported that groundwork on northerly, structurally controlled targets is underway at Irhazer and In Gall, while mapping, ground magnetics and track-etch radon detection work is expected to commence in early February. Surface rock-chip samples taken in 2007 and analyzed in January 2008 from the targets range from 45 to 9,829 ppm (0.98% U3O8) and confirm the highly prospective character of these targets. Results for all samples and a map outlining grab samples are available on Niger Uranium’s web site at www.niger-uranium.com.

In addition, Niger Uranium received a significant dataset from Areva, containing large amounts of historic data on the license areas and surrounding areas. The company expects the data to assist with target generation and help fast-track the exploration program.

No drilling has yet commenced at the Kamas and Dabala license areas.

For further information on Niger Uranium’s 2008 exploration program, please visit the company’s web site at www.niger-uranium.com, where the press release from January 29, 2008 can also be viewed.

NWT contributed the Irhazer and In Gall properties to Niger Uranium, as detailed in a press release dated July 26, 2007. The two properties have returned uranium values ranging from 0.22% U3O8 to 1.0% U3O8 from five surface rock samples collected from outcrops, as reported in a press release on May 29, 2007, available on SEDAR at www.sedar.com. These samples were submitted for re-analysis after they exceeded the detection limits of uranium tests routinely used to analyze samples from Niger. Producing mines and deposits in Niger typically grade from 0.1% to 0.42% U3O8, with the highest grades being mined at greater depths.

Qualified Person

The information contained in Niger Uranium’s announcement has been reviewed by Keith Kenyon (MSc. AUS IMM), Geochemical Consultant to Niger Uranium. He is the Qualified Person overseeing the geochemical exploration on the In Gall-Irhazer licenses. Mr. Kenyon has 36 years experience in gold and uranium exploration and geochemistry and he is undertaking to act as a Qualified Person for the purposes of this announcement.

The chemical analyses were undertaken by SGS Minerals, Southern Africa; 58 Melvill Street, Booysens, Johannesburg, 2091, Tel. +27 (0)11 680-3466. This is a properly equipped, fully accredited laboratory undertaking analyses and assays for the mining industry.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: February 14, 2008